CNA CAPITAL
SELECT(SM)
VARIABLE UNIVERSAL LIFE

SEMI-ANNUAL REPORT

FLEXIBLE PREMIUM VARIABLE
UNIVERSAL LIFE

ISSUED BY THE
VALLEY FORGE LIFE INSURANCE
COMPANY

JUNE 30, 1997

[CNA LOGO]
FOR ALL THE COMMITMENTS YOU MAKE(R)

--------------------------------------------------------------------------------
Dear Policyowner:
--------------------------------------------------------------------------------
     I am pleased to present the Semi-Annual Report for CNA Capital Select Variable Universal Life, issued by Valley Forge Life Insurance Company, one of the CNA insurance companies. This report summarizes investments under each of CNA Capital Select Variable Universal Life's 18 variable funds from inception through June 30, 1997. A document summarizing the separate Semi-Annual Reports for each of the six fund managers is being distributed simultaneously.

     CNA Capital Select Variable Universal Life offers 18 variable subaccounts from such well-known fund managers as Fidelity Management & Research Company, Federated Advisors, Fred Alger Management, Inc., Massachusetts Financial Services Company, Societe Generale Asset Management Corp. (SoGen) and Van Eck Associates Corp. The full list of funds is found in the Notes To Financial Statements, Note 1. Organization, in this report.

     We'd like to take this opportunity to remind you of some of the tools CNA Capital Select Variable Universal Life offers for managing the investment component of your life insurance policy.

     - You can transfer monies from one subaccount to another without tax consequences.

     - You are allowed 12 free transfers per year (no charge from CNA); one of which can be from the fixed-interest account. You can transfer up to 25% of the fixed-interest account value. No maximums apply to transfers from the variable subaccounts. The minimum transfer amount is $500, and at least $500 must remain in the subaccount from which the transfer is made or the entire balance will be moved.

     - You can establish Dollar Cost Averaging, which transfers fixed-dollar amounts from the money market subaccount to other subaccounts at periodic intervals. This service is provided at no charge.

     - You can maintain a predetermined fund mix using our Automatic Subaccount Rebalancing feature. Monies are transferred between and among specified subaccounts on a quarterly, semi-annual or annual basis to return to the fund mix you want. This service is also provided at no charge.

     You should refer to your contract and prospectus for additional information regarding these features.

     With 18 variable fund choices and with features like Dollar Cost Averaging and Automatic Subaccount Rebalancing, CNA Capital Select Variable Universal Life is designed to give you a great deal of control over the investment portion of your policy. However, if you'd prefer the security of a guaranteed fixed-interest account, this policy is also at your service. And regardless of your choices, any growth in your cash value is tax-deferred. Paid to a beneficiary as life insurance proceeds, the earnings within the policy will be income tax free.

     CNA Capital Select Variable Universal Life offers a combination of benefits that is rare in the insurance industry: guaranteed death protection combined with the opportunity to guide the investment component of the contract as you see fit. We sincerely hope the policy is meeting your needs. We welcome your comments and suggestions, and thank you for choosing CNA Capital Select Variable Universal Life.

Sincerely,

S/ALAN S. LURTY
Alan S. Lurty, FLMI
Senior Vice President and Chief Operating Officer, Annuities
--------------------------------------------------------------------------------
                                         1


------------------------------------------------------------------------------------------------------------------------------

                      STATEMENT OF ASSETS AND LIABILITIES
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
============================================================================================================================


                                 FEDERATED    FEDERATED    FEDERATED                     FIDELITY
                                PRIME MONEY    UTILITY    HIGH INCOME      FIDELITY       ASSET      FIDELITY    FIDELITY
   JUNE 30, 1997 (UNAUDITED)      FUND II      FUND II    BOND FUND II   EQUITY-INCOME   MANAGER    INDEX 500   CONTRAFUND
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
  Investments, at market value:
    Federated Insurance Series         $-          $   82        $   57
    Variable Insurance Products Fund                                        $  102
    Variable Insurance Products Fund II                                                    $  78     $1,651       $  178
    The Alger American Fund
    MFS Variable Insurance Trust
    SoGen Variable Funds, Inc.
    Van Eck Worldwide Insurance
       Trust
                                     ------       ------        ------      ------        ------     ------       ------
        TOTAL INVESTMENTS              -              82            57         102            78      1,651          178
                                     ------       ------        ------      ------        ------     ------       ------
          TOTAL ASSETS                 -              82            57         102            78      1,651          178
          TOTAL LIABILITIES            -              -             -           -             -          -           -
-----------------------------------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS      $-           $  82        $   57      $  102        $   78     $1,651       $  178
=============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------

                                        2


---------------------------------------------------------------------------------------------------------------------------



===========================================================================================================================


                                                                                             VAN ECK     VAN ECK
   ALGER              ALGER      MFS                    MFS                       SOGEN     WORLDWIDE   WORLDWIDE
   SMALL    ALGER    MID-CAP   EMERGING     MFS      GROWTH W/       MFS        OVERSEAS      HARD      EMERGING
  CAPITAL   GROWTH   GROWTH     GROWTH    RESEARCH    INCOME     TOTAL RETURN   PORTFOLIO    ASSETS      MARKETS    TOTAL
  ------------------------------------------------------------------------------------------------------------------------
                                                                                                                    $  139
                                                                                                                       102
                                                                                                                     1,907
   $382     $2,001    $133                                                                                           2,516
                                 $554       $410       $201          $219                                            1,384
                                                                                  $373                                 373
                                                                                              $ 58         $193        251
   ----     ------    ----       ----       ----       ----          ----         ----        ----         ----     ------
    382      2,001     133        554        410        201           219          373          58          193      6,672
   ----     ------    ----       ----       ----       ----          ----         ----        ----         ----     ------
    382      2,001     133        554        410        201           219          373          58          193      6,672
    -         -        -         -          -          -            -             -           -            -          -
  ------------------------------------------------------------------------------------------------------------------------
   $382     $2,001    $133       $554       $410       $201          $219         $373        $ 58         $193     $6,672
  ========================================================================================================================




--------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

                            STATEMENT OF OPERATIONS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
===============================================================================================================================


                                  FEDERATED   FEDERATED    FEDERATED                     FIDELITY
FOR THE PERIOD FROM INCEPTION TO PRIME MONEY   UTILITY    HIGH INCOME      FIDELITY       ASSET      FIDELITY    FIDELITY
JUNE 30, 1997 (UNAUDITED)          FUND II     FUND II    BOND FUND II   EQUITY-INCOME   MANAGER    INDEX 500   CONTRAFUND
---------------------------------------------------------------------------------------------------------------------------
                                   MAY 1,      JUNE 10,     APRIL 8,       JUNE 10,      JUNE 10,    APRIL 8,   APRIL 8,
INCEPTION DATE:                     1997         1997         1997           1997          1997        1997       1997
---------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends                       $ -           $ -         $ -             $ -          $ -         $ -          $ -
                                   ------       -----        ----           -----         -----       -----      ------
                                     -             -           -               -            -           -            -
                                   ------       -----        ----           -----         -----       -----      ------
Expenses:
   Mortality and expense risk
     charges                         -             -           -               -            -             1          -
   Policy fees/Cost of insurance       34          59          41              59            44         460          81
                                   ------       -----        ----          ------        ------      ------      ------
                                       34          59          41              59            44         461          81
                                   ------       -----        ----          ------        ------      ------      ------
      NET INVESTMENT INCOME
         (LOSS)                       (34)        (59)        (41)            (59)          (44)       (461)        (81)
                                   ------       -----        ----          ------        ------      ------      ------
Investment gain (loss):
   Net realized gain (loss)          -             -            1               1           -            39           3
   Net unrealized gain               -              1          -               -              1          20          -
                                   ------       -----        ----          ------        ------      ------      ------
      NET REALIZED AND UNREALIZED
         INVESTMENT GAIN (LOSS)      -              1           1               1             1          59           3
--------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN
  PARTICIPANTS' EQUITY RESULTING
  FROM OPERATIONS                  $  (34)      $ (58)       $(40)         $  (58)       $  (43)     $ (402)     $  (78)
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------------------------------------------------



==========================================================================================================================



                                                                                                        VAN ECK
 ALGER                 ALGER      MFS                    MFS        MFS        SOGEN       VAN ECK     WORLDWIDE
 SMALL      ALGER     MID-CAP   EMERGING     MFS      GROWTH W/    TOTAL     OVERSEAS     WORLDWIDE    EMERGING
CAPITAL     GROWTH    GROWTH     GROWTH    RESEARCH    INCOME      RETURN    PORTFOLIO   HARD ASSETS    MARKETS    TOTAL
-------------------------------------------------------------------------------------------------------------------------
FEB. 24,   FEB. 24,   MAY 29,   FEB. 24,   APRIL 8,   APRIL 8,    FEB. 24,   FEB. 24,     APRIL 8,     APRIL 2,
  1997       1997      1997       1997       1997       1997        1997       1997         1997         1997
-------------------------------------------------------------------------------------------------------------------------
 $   8      $   1      $ -       $ -         $ -         $ -        $ -         $ -         $ -           $ -      $    9
 -----      -----      ----      -----      -----       -----       ----       -----        ----          ----    -------
     8          1        -         -           -           -          -           -           -             -           9
 -----      -----      ----      -----      -----       -----       ----       -----        ----          ----    -------
     1          1        -           1         -           -          -           -           -             -           4
   151        200        40        207        160         110         65         154          41            91      1,997
 -----      -----      ----      -----      -----       -----       ----       -----        ----          ----    -------
   152        201        40        208        160         110         65         154          41            91      2,001
 -----      -----      ----      -----      -----       -----       ----       -----        ----          ----    -------
  (144)      (200)      (40)      (208)      (160)       (110)       (65)       (154)        (41)          (91)    (1,992)
 -----      -----      ----      -----      -----       -----       ----       -----        ----          ----    -------
  -            (3)       -          18          3           4         -           14           1             2         83
    10        106         2          3         17           4          8          -            1            11        184
 -----      -----      ----      -----      -----       -----       ----       -----        ----          ----    -------
    10        103         2         21         20           8          8          14           2            13        267
-------------------------------------------------------------------------------------------------------------------------
 $(134)     $ (97)     $(38)     $(187)     $(140)      $(102)      $(57)      $(140)       $(39)         $(78)   $(1,725)
=========================================================================================================================






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



----------------------------------------------------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
============================================================================================================================

                                    FEDERATED   FEDERATED    FEDERATED                     FIDELITY
FOR THE PERIOD FROM INCEPTION TO   PRIME MONEY   UTILITY    HIGH INCOME     FIDELITY       ASSET     FIDELITY    FIDELITY
JUNE 30, 1997 (UNAUDITED)            FUND II     FUND II    BOND FUND II  EQUITY-INCOME   MANAGER    INDEX 500  CONTRAFUND
---------------------------------------------------------------------------------------------------------------------------
                                     MAY 1,     JUNE 10,      APRIL 8,      JUNE 10,      JUNE 10,   APRIL 8,     APRIL 8,
INCEPTION DATE:                       1997        1997          1997          1997          1997       1997         1997
---------------------------------------------------------------------------------------------------------------------------
From operations:
  Net investment income               $ (34)     $  (59)       $  (41)       $  (59)       $  (44)    $  (461)     $  (81)
  Net realized gain (loss)              -           -               1             1           -            39           3
  Net unrealized gain                   -             1           -             -               1          20         -
                                      -----      ------        ------        ------        ------     -------      ------
    Change in net assets resulting
      from operations                   (34)        (58)          (40)          (58)          (43)       (402)        (78)
From capital transactions:
  Net premiums/deposits                 139         140            97           160           121       2,053         256
  Transfers among sub-accounts and
    with the Fixed Account -- net      (105)        -             -             -             -          -            -
                                      -----      ------        ------        ------        ------     -------      ------
  Change in net assets resulting from
    capital transactions                 34         140            97           160           121       2,053         256
Increase in net assets                  -            82            57           102            78       1,651         178
Net assets at beginning of period       -           -             -             -             -          -            -
                                      -----      ------        ------        ------        ------     -------      ------
Net assets at end of period           $ -         $  82        $   57        $  102        $   78     $ 1,651      $  178
---------------------------------------------------------------------------------------------------------------------------
Net asset value per unit at end of
  period                              $1.00      $12.37        $10.35        $22.06        $16.60     $103.62      $17.93
===========================================================================================================================
Units outstanding at end of period      -          6.66          5.53          4.60          4.72       15.93        9.94
===========================================================================================================================



---------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------




=======================================================================================================================

                                                                                                       VAN ECK
 ALGER                ALGER       MFS                    MFS                    SOGEN       VAN ECK   WORLDWIDE
 SMALL    ALGER      MID-CAP    EMERGING     MFS     GROWTH W/      MFS        OVERSEAS    WORLDWIDE  EMERGING
CAPITAL   GROWTH     GROWTH      GROWTH    RESEARCH   INCOME    TOTAL RETURN   PORTFOLIO  HARD ASSETS  MARKETS
----------------------------------------------------------------------------------------------------------------------
FEB. 24,  FEB. 24,   MAY 29,   FEB. 24,    APRIL 8,   APRIL 8,    FEB. 24,    FEB. 24,    APRIL 8,   APRIL 2,
  1997      1997      1997       1997        1997       1997        1997        1997        1997       1997     TOTAL
----------------------------------------------------------------------------------------------------------------------
 $ (144)   $ (200)   $  (40)    $ (208)    $ (160)    $ (110)      $  (65)     $ (154)     $  (41)    $  (91)  $(1,992)
   -           (3)     -            18          3          4        -              14           1          2        83
     10       106         2          3         17          4            8        -              1         11       184
 ------    ------    ------     ------     ------     ------       ------      ------      ------     ------   -------
   (134)      (97)      (38)      (187)      (140)      (102)         (57)       (140)        (39)       (78)   (1,725)
    496     2,077       171        720        550        303          276         492          97        250     8,398
     20        21      -            21       -          -           -              21       -             21        (1)
 ------    ------    ------     ------     ------     ------       ------      ------      ------     ------   -------
    516     2,098       171        741        550        303          276         513          97        271     8,397
    382     2,001       133        554        410        201          219         373          58        193     6,672
   -        -          -          -          -          -           -            -          -           -        -
 ------    ------    ------     ------     ------     ------       ------      ------      ------     ------   -------
 $  382    $2,001    $  133     $  554     $  410     $  201       $  219      $  373      $   58     $  193    $6,672
----------------------------------------------------------------------------------------------------------------------
 $39.53    $39.53    $22.51     $14.67     $14.92     $15.31       $15.27      $10.76      $15.94     $15.29
======================================================================================================================
   9.68     50.61      5.92      37.71      27.51      13.12        14.35       34.70        3.64      12.60
======================================================================================================================



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
                                       7

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================
                              NOTE 1. ORGANIZATION
--------------------------------------------------------------------------------
     Valley Forge Life Insurance Company Variable Life Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a separate account of Valley Forge Life Insurance Company ("VFL"). The assets of the Variable Account are held separate from VFL's general account and its other separate accounts. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance") which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 84% of the outstanding common stock of CNA.

     The Variable Account currently offers 18 sub-accounts each of which invests in shares of a corresponding fund (i.e. investment portfolios), wherein the policyholders bear all of the investment risk. Each fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by a registered investment advisor. The sub-accounts are as follows:
     FEDERATED INSURANCE SERIES:
      Federated Prime Money
       Fund II
      Federated Utility Fund II
      Federated High Income
       Bond Fund II
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP):
      Fidelity VIP Equity-
       Income Portfolio
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (VIP II):
      Fidelity VIP II Asset
       Manager Portfolio
      Fidelity VIP II Index 500
       Portfolio
      Fidelity VIP II Contrafund
       Portfolio
     ALGER AMERICAN FUND:
      Alger American Small
       Capitalization Portfolio
      Alger American Growth
       Portfolio
      Alger American MidCap
       Growth Portfolio
     MFS VARIABLE INSURANCE TRUST:
      MFS Emerging Growth
       Series
      MFS Research Series
      MFS Growth With Income
       Series
      MFS Limited Maturity
       Series
      MFS Total Return Series
     SOGEN VARIABLE FUNDS, INC.:
      SoGen Overseas Portfolio
     VAN ECK WORLDWIDE INSURANCE TRUST:
      Van Eck Worldwide Hard
       Assets Fund
      Van Eck Worldwide
       Emerging Markets Fund
--------------------------------------------------------------------------------
                                        8

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

     VALUATION OF INVESTMENTS -- Investments consists of shares in the portfolios of the funds and are stated at fair value based on quoted market prices.

     RECOGNITION OF INVESTMENT INCOME -- Investment income consists of dividends declared by the portfolios of the funds and are recognized on the date of record.

     REALIZED GAINS AND LOSSES -- Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which are determined using the average cost method.

     POLICYHOLDER VARIABLE ACCOUNT ACTIVITY -- Variable Account activity is reflected in individual Policyholder accounts on a daily basis.

     FEDERAL INCOME TAXES -- Net investment income and realized gains and losses on investments of the Variable Account are taxable to policyholders generally upon distribution. Accordingly, no provision for income taxes has been recorded.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principals (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================

                              NOTE 3. INVESTMENTS
--------------------------------------------------------------------------------

     At June 30, 1997, the investments of the respective subaccounts are as follows:

--------------------------------------------------------------------------------

                                                                                MARKET
                                                              SHARES    COST    VALUE
--------------------------------------------------------------------------------------
INSURANCE SERIES:
  Federated Prime Money Fund II                                 --     $   --   $   --
  Federated Utility Fund II                                      7         81       82
  Federated High Income Bond Fund II                             6         57       57
VARIABLE INSURANCE PRODUCTS FUND:
  Equity-Income                                                  5        102      102
VARIABLE INSURANCE PRODUCTS FUND II:
  Asset Manager                                                  5         77       78
  Index 500                                                     16      1,630    1,651
  Contrafund                                                    10        178      178
THE ALGER AMERICAN FUND:
  Small Capitalization                                          10        373      382
  Growth                                                        51      1,895    2,001
  MidCap Growth                                                  6        131      133
MFS VARIABLE INSURANCE TRUST:
  Emerging Growth                                               38        552      554
  Research                                                      28        393      410
  Growth With Income                                            13        197      201
  Limited Maturity                                              --         --       --
  Total Return                                                  14        211      219
SOGEN VARIABLE FUNDS, INC.:
  Overseas                                                      35        373      373
VAN ECK WORLDWIDE INSURANCE TRUST:
  Hard Assets                                                    4         57       58
  Emerging Markets                                              13        181      193

--------------------------------------------------------------------------------

                          NOTE 4. PURCHASES AND SALES
--------------------------------------------------------------------------------

     The aggregate cost of purchases and proceeds from sales of Insurance Series, VIP Fund, VIP Fund II, Alger American Fund, MFS Variable Insurance Trust, SoGen Variable Funds, Inc. and Van Eck Worldwide Insurance Trust shares from the date of inception to June 30, 1997, were $11,902 and $5,507, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================

                         NOTE 5. CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

     A monthly deduction is made from each policy to compensate VFL for administration expenses associated with the policies and the Variable Account. These expenses relate to premium payment billing and collection, recordkeeping, processing death benefit claims, policy loans, policy changes, reporting and overhead costs, processing applications and establishing policy records. The monthly policy fee is $6.00 per month. The monthly first-year issue fee is $20.00 per month during the first policy year and the monthly specified amount increase fee is $10.00 per month for the first 12 months after an increase in the specified amount.

     A monthly deduction is made from each policy for the cost of insurance and any charges for supplemental riders. The cost of insurance charge is based on the sex, attained age, issue age, risk class, and number of years that the policy or increment of specified amount has been in force. These monthly charges are deducted proportionately from the value of each Variable sub-account and/or the Fixed Account option. The Fixed Account is part of the general account of VFL and is not included in these financial statements.

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the Policy. The daily charge is approximately equal to an annual rate of 0.90% of the net assets of the Variable Account during the first 10 years and an approximate annual rate of 0.45% of the net assets of the Variable Account during policy years 11 and thereafter.

     VFL deducts an amount equal to 3.5% from each premium payment to cover federal tax liabilities and state and local premium taxes.

     VFL permits 12 free transfers between and among the sub-accounts and the Fixed Account per Policy year. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.
--------------------------------------------------------------------------------

                      NOTE 6. DIVERSIFICATION REQUIREMENTS
--------------------------------------------------------------------------------

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on assurances from the mutual fund managers, that the mutual funds satisfy the requirement of the regulations.

--------------------------------------------------------------------------------

The principal underwriter of this
product is CNA Investor Services,
Inc., a registered broker-dealer
and member of the National
Association of Securities Dealers.
CNA Investor Services, Inc., is
an affiliate of CNA Financial
Corporation. CNA life insurance
products are issued by the
Valley Forge Life Insurance
Company, one of the CNA
insurance companies.

CNA is a registered service mark
of CNA Financial Corporation. The
policy form numbers for this
product are: V100-1132-A Series,
V100-1133-A Series. CNA Capital
Select Variable Universal Life is
not available in all states.

MAILING ADDRESS:
CNA Insurance Companies
Variable Product Team
P.O. Box 305139
Nashville TN 37230-5139



[CNA LOGO]
FOR ALL THE COMMITMENTS YOU MAKE(R)

AG-127396-A   8/97  Printed in USA